EXHIBIT 99.1
                                                                  ------------


ABITIBI-CONSOLIDATED INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)
SECOND QUARTER REPORT TO SHAREHOLDERS
JULY 27, 2005


$43 MILLION LOSS IN SECOND QUARTER OF 2005

Abitibi-Consolidated reported a loss of $43 million, or 9 cents a share, in the second quarter ended June 30, 2005 compared to a loss of $79 million, or 18 cents a share, in the same quarter of 2004.

Table 1: Variance summary (in millions of dollars)

                                        Fav/(unfav) variance due to:
                           SECOND   --------------------------------------   Second
                           QUARTER            Foreign                        Quarter
                             2005    Volume   Exchange   Prices    Costs      2004
                         ---------- -------- --------- --------- --------- ----------
Sales                      $ 1,479     $ 13     ($114)    $ 141       $ -    $ 1,439
Cost of products sold        1,046      (10)       23         -       (53)     1,006
Distribution costs             155       (2)        6         -        (7)       152
CVD/AD                          18        2         1         8         -         29
SG&A                            48        -         -         -        (1)        47
                         ---------- -------- --------- --------- --------- ----------
EBITDA                       $ 212      $ 3      ($84)    $ 149      ($61)     $ 205
Amortization                   143       --         3        --         8        154
                         ========== ======== ========= ========= ========= ==========
Operating profit from
  continuing operations       $ 69      $ 3      ($81)    $ 149      ($53)      $ 51

Sales were $1,479 million in the three-month period ended June 30, 2005 compared to $1,439 million in the same period last year. The Company recorded an operating profit from continuing operations of $69 million during the quarter compared to an operating profit from continuing operations of $51 million for the second quarter of 2004. Improvements in operating results from continuing operations in the second quarter of 2005 were mainly attributable to higher prices in the Company's paper business segments partially offset by the strength of the Canadian dollar as well as higher manufacturing and distribution costs. The increase in distribution costs is mainly due to fuel surcharges.

When comparing the average exchange rate of the second quarter of 2005 to the same period in 2004, the Canadian dollar was 9.3% stronger against the U.S. dollar. The Company estimates that this had an unfavourable impact of approximately $76 million on its operating results compared to the same period last year. Other currencies exchange rates had a negative impact of $5 million.

In the second quarter of 2005, the Company expensed $18 million in relation to the countervailing duty (CVD) and anti-dumping duty (AD) for lumber compared to $29 million in the second quarter of 2004. The reduction was mainly due to the application of the lower estimated revised rates published by the U.S. Department of Commerce, in December of 2004.

Total amortization decreased to $143 million compared to $154 million in the second quarter of 2004, mainly due to asset write downs taken in December of 2004, with respect to the permanent closure of the Port-Alfred, Quebec and Sheldon, Texas paper mills.

For the six-month period ended June 30, 2005, the Company recorded a loss of $94 million compared to a loss of $110 million in the same period last year. On a per share basis, the Company recorded a loss of 21 cents compared to a loss of 25 cents in 2004.

Sales were $2,913 million in the six-month period ended June 30, 2005 compared to $2,794 million in the same period last year. The operating profit from continuing operations was $87 million compared to an operating profit from continuing operations of $34 million in the first half of 2004.

In the first six months of 2005, the Canadian dollar was an average of 8.4% stronger against the U.S. dollar compared to the same period of 2004. The Company estimates that the Canadian dollar appreciation had an unfavourable impact on its operating results of approximately $139 million compared to the previous year. Other currencies exchange rates had a negative impact of $5 million.

Table 2 shows how certain specific items have affected the Company's results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with the Canadian Generally Accepted Accounting Principles (GAAP).

Table 2: Impact of Specific Items
                                                                   In millions of dollars
                                                                 (except per share amounts)
                                                      --------------------- ---------------------
                                                          Second quarter       Six-month period
                                                      --------------------- ---------------------
                                                          2005        2004       2005       2004
                                                      ---------  ---------- ----------  ---------
Loss as reported                                          ($43)       ($79)      ($94)     ($110)
   (In accordance with GAAP)
    $ per share                                          (0.09)      (0.18)     (0.21)     (0.25)

Specific items (after taxes):

  Loss on translation of foreign currencies                 47          68         69        103
  CVD/AD rates adjustments from Q4 2004                      -           5          -         10
  Gain on sale of the Saint-Felicien pulp mill               -           -          -        (73)
  Gain on sale of Voyageur Panel                             -         (19)         -        (19)
  Mill closure elements                                      -           -          -          4
  Alma start-up costs                                        -           3          -          3
  Early retirement program and labour force reduction        1           -          6          -
  Financial expenses                                         3           -          1          -
  Positive income tax adjustments                          (34)          -        (67)         -

                                                      ---------  ---------- ----------  ---------
Loss excluding specific items                             ($26)       ($22)      ($85)      ($82)
   (Not in accordance with GAAP)
    $ per share                                          (0.06)      (0.05)     (0.19)     (0.19)

As the above table indicates, during the second quarter of 2005, the Company recorded an after-tax loss on the translation of foreign currencies of $47 million, mainly from the weaker Canadian currency at the end of the quarter compared to the U.S. dollar, in which most of its long-term debt is denominated. In this reporting period, the Company also recorded an unfavourable after-tax amount of $1 million in its cost of goods sold due to the recognition of a liability related to labour force reduction. As well, the Company recorded an unfavourable after-tax amount of $3 million in its financial expenses mainly due to the premium paid on early debt repayment. In the quarter, the Company recorded positive income tax adjustments of $34 million mainly related to the finalization of prior-year audits.

The specific items for 2004 have been adjusted to take into consideration a $5 million after-tax prior-quarter CVD/AD credit in relation to the revised rates published and recorded in the fourth quarter of 2004. During the second quarter of 2004, the Company recorded an after-tax loss on the translation of foreign currencies of $68 million and additional manufacturing costs related to the start-up of the Alma, Quebec paper machine of $3 million after-tax. On the other hand, the Company recorded an after-tax gain of $19 million from the sale of its 21% interest in Voyageur Panel.


OVERVIEW OF RESULTS

At the beginning of 2005, Abitibi-Consolidated changed the name of its Value-Added Groundwood Papers segment to Commercial Printing Papers to better reflect this business segment in which the Company is operating.

Operating profit (loss) from continuing operations per business segment for the periods ended June 30 was as follows:

Table 3: Operating Profit (Loss) from Continuing Operations

                                               In millions of dollars
                                       ----------------- -----------------
                                         Second quarter   Six-month period
                                       ----------------- -----------------
                                          2005     2004     2005     2004
                                       -------- -------- -------- --------
Newsprint                                  $38      $21      $47      $21
Commercial Printing Papers                   8       (1)      (5)     (17)
Wood Products                               23       31       45       30
                                       -------- -------- -------- --------
                                           $69      $51      $87      $34


In the second quarter of 2005, Newsprint operating results were negatively impacted by $1 million due to the recognition of a liability related to labour force reduction.

In the second quarter of 2004, Commercial Printing Papers operating results were negatively impacted by the Alma paper machine start-up costs of $5 million.

NEWSPRINT

Table 4: Newsprint variance (in millions of dollars)

                                        Fav/(unfav) variance due to:
                           SECOND   --------------------------------------   Second
                           QUARTER            Foreign                        Quarter
                             2005    Volume   Exchange   Prices    Costs      2004
                         ---------- -------- --------- --------- --------- ----------
Sales                        $ 825     $ 24      ($68)     $ 89       $ -      $ 780
EBITDA                         122        6       (43)       89       (46)       116
Amortization                    84        -         3         -         8         95
Operating profit from
  continuing operations         38        6       (40)       89       (38)        21

In the newsprint segment, the $17 million improvement in operating results from continuing operations is mainly due to higher U.S. dollar selling prices and sales volume as well as lower amortization cost following the asset write downs taken in the fourth quarter of 2004, partly offset by a stronger Canadian dollar and higher manufacturing costs per tonne.

According to the Pulp and Paper Products Council (PPPC), consumption by U.S. daily newspapers declined 4.1% in the second quarter of 2005 compared to the same period in 2004. Advertising linage declined by 1.6% in the second quarter of 2005. North American demand for newsprint fell by 5.4% in the second quarter of 2005 over the same period last year.

North American newsprint production declined 3.6% in the second quarter of 2005 compared to the same period in 2004. Total U.S. consumption was down by 3.8% in the second quarter of 2005, compared to the second quarter of 2004, as publishers' advertising volume and circulation metrics continued to decrease. Also, the on-going migration towards lighter basis weight has continued to negatively impact consumption on a tonnage basis. However, the overall impact on the market balance is mitigated by the associated reduction in capacity of producing lighter weight newsprint. Other users, namely commercial printers, continued to favour other grades of paper as pricing differences between newsprint and uncoated groundwood grades remained low by historical standards.

According to the PPPC, at the end of June 2005, total producer and customer newsprint inventories were lower by 62,000 tonnes, or 4.6%, compared to the end of December 2004 and lower by 124,000 tonnes, or 8.9%, compared to the end of June 2004. At the end of the second quarter of 2005, the Company's overall inventories remained stable compared to the end of the first quarter of 2005.

The Company's newsprint shipments in the second quarter of 2005 were 1,118,000 tonnes compared to 1,084,000 tonnes in the second quarter of 2004.

During the second quarter of 2005, the Company completed the implementation of the March newsprint price increase. Also, on June 1, 2005, Abitibi-Consolidated began to implement a newsprint price increase of US$35 per tonne in the United States. In other parts of the world, newsprint prices have continued on an upward trend due to positive demand growth.

The Company expects 2005 newsprint consumption in the United States to decline in the low single-digits with publishers' circulation reductions and conservation measures offsetting modest advertising linage increases. However, the Company believes that capacity reductions should offset declining demand in North America, and keep industry operating rates at high levels.

Global consumption growth is expected to be slightly positive in 2005. Management expects demand in Europe to grow by approximately 2% in 2005, buoyed by the emergence of new publications and a dynamic advertising environment particularly in both the Mediterranean and Eastern Europe. Latin America is expected to record demand growth of 4% in 2005. Asian newsprint markets should maintain a healthy growth rate particularly due to China and India, with the exception of South Korea, which is still affected by adverse market conditions. PanAsia's Korean mills took 29,000 tonnes of market related downtime in the second quarter. Nonetheless, PanAsia partly implemented the announced April 1 price increase in its key export markets.

On a per tonne basis, the Company's cost of goods sold in the second quarter of 2005 was $15 higher than in the same quarter of 2004. The costs increase was mainly due to higher input prices in energy and virgin fibre, combined with lower production mainly attributable to lower than expected operating efficiencies and lower basis weights. This was partly offset by the stronger Canadian dollar reducing the cost, in Canadian dollar, of the Company's U.S. mills.

COMMERCIAL PRINTING PAPERS

Table 5: Commercial Printing Papers variance (in millions of dollars)

                                        Fav/(unfav) variance due to:
                           SECOND   --------------------------------------   Second
                           QUARTER            Foreign                        Quarter
                             2005    Volume   Exchange   Prices    Costs      2004
                         ---------- ---------------------------- --------- ----------
Sales                        $ 410     $ 10      ($37)     $ 48       $ -      $ 389
EBITDA                          54        1       (34)       48        (5)        44
Amortization                    46        -         -         -        (1)        45
Operating profit (loss) from
  continuing operations          8        1       (34)       48        (6)        (1)

In the commercial printing papers segment, the $9 million improvement in operating results from continuing operations is mainly due to higher U.S. dollar selling prices and sales volume partly offset by a stronger Canadian dollar and higher manufacturing costs per tonne.

According to the PPPC, North American demand for uncoated groundwood papers increased 5.8% in the second quarter of 2005 compared to the same period of 2004. All grades segments within uncoated groundwood are performing well. For the same period, Glossy grade demand was up 9.3% while Standard grade demand increased 3.1%.

The Company's shipments of commercial printing papers totalled 459,000 tonnes in the second quarter of 2005, compared to 447,000 tonnes in the second quarter of 2004. The Company's uncoated freesheet substitute grades, ALTERNATIVE OFFSET(R) and EQUAL OFFSET(R), part of the ABIOFFSET(TM) product line, continue to be successful with shipments increasing 20.7% in the second quarter of 2005 compared to the second quarter of 2004.

During the second quarter of 2005, the Company implemented price increases announced in the first quarter for its ABICAL(R), ABIBRITE(R), ABIBOOK(R) and ABIOFFSET(TM) grades. Also, in the second quarter of 2005, Abitibi-Consolidated announced price increases of US$40 per short ton effective July 1 for its ABIBRITE(R) and ABIBOOK(R) grades.

The Company expects uncoated groundwood paper demand to continue to grow in 2005 along with economic growth. Demand for uncoated groundwood grade categories is expected to benefit from improvement in advertising markets and continued grade substitution.

On a per tonne basis, the Company's cost of goods sold in the second quarter of 2005 was $5 higher than in the second quarter of 2004. This was mainly due to the annual maintenance shutdown at the Fort Frances Kraft pulp mill which was done in the second quarter of 2005 compared to the third quarter in 2004, higher input prices in energy and virgin fibre as well as pension and other employee future benefits. These increases were partly offset by cost improvements tied to the Company's product developments initiatives.

WOOD PRODUCTS

Table 6: Wood products variance (in millions of dollars)

                                        Fav/(unfav) variance due to:
                           SECOND   --------------------------------------   Second
                           QUARTER            Foreign                        Quarter
                             2005    Volume   Exchange   Prices    Costs      2004
                         ---------- -------- --------- --------- --------- ----------
Sales                        $ 244     ($21)      ($9)      $ 4       $ -      $ 270
EBITDA                          36       (4)       (7)       12       (10)        45
Amortization                    13        -         -         -         1         14
Operating profit from
  continuing operations         23       (4)       (7)       12        (9)        31

In the wood products segment, the $8 million reduction in operating results from continuing operations is mainly due to higher manufacturing costs per thousand boardfeet, a stronger Canadian dollar and lower sales volume partly offset by lower CVD/AD rates as well as better selling prices attributable to a favourable product mix.

U.S. housing starts increased by 9.7% from an annual rate of 1.827 million units during June of 2004 to 2.004 million units during June of 2005. The increase is mainly driven by Northeastern and Southern regions. During the second quarter of 2005, average U.S. dollar lumber prices (f.o.b. Great Lakes) decreased by 1% for 2x4 Stud and 14% for 2x4 Random Length compared to near record-high levels for the same period of 2004.

Sales volume in the second quarter of 2005 totalled 515 million boardfeet
(MBf), compared to 558 MBf for the same period in 2004. Average selling prices in Canadian dollars for the second quarter of 2005 were 2% lower than in the same quarter in 2004 as a result of lower U.S. dollar lumber prices and a stronger Canadian dollar, partly offset by increased sales of higher value-added products.

On a per thousand boardfeet basis, the Company's cost of goods sold in the second quarter of 2005 was $21 higher than in the second quarter of 2004. This was mainly due to increased sales of higher cost value-added products and higher lumber manufacturing costs, mostly attributable to wood and fuel prices and lower production.

With respect to the ongoing softwood lumber dispute, the U.S. Department of Commerce (USDOC) published on June 7, 2005, preliminary results for the second administrative AD review, covering the period of May 1, 2003 through April 30, 2004, and for the second administrative CVD review covering April 1, 2003 through March 31, 2004. Based on these reviews, the Company's preliminary new future AD deposit rate was established at 2.53% (compared to 3.12% in the first year review) and the new, preliminary, industry-wide CVD deposit rate was established at 8.18% (compared to 16.37% in the first year review). These preliminary rates have no present effect, and are subject to change at the time of the final determinations, which are expected no later than December 2005. Work for the third year reviews has started and final results are expected in December 2006. In the second quarter of 2005, Abitibi-Consolidated expensed $18 million for CVD and AD based on the new rates determined in the first administrative reviews compared to $29 million in the second quarter of 2004 based on the rates prevailing at that time.

On February 18, 2005 and March 23, 2005, the Company filed appeals of the results of the AD first review, as has the U.S. industry and other Canadian parties. The Government of Canada and certain provinces also have appealed the results of the CVD first review. As long as the review appeals remain pending, the final duties owed, if any, remain under dispute and subject to change, no final assessment of the duties will be made, and the Company will not receive any refund of the excess of deposits paid and duties assessed in the reviews.

On July 7, 2005, following an order from the North American Free Trade Agreement ("NAFTA") Panel reviewing the original CVD determination, the USDOC released its fourth remand determination, with a country-wide CVD rate of 1.21%. The parties intend on challenging aspects of this decision, and are awaiting rulings from the NAFTA Panel. Should a final rate below 1.00% be upheld, the CVD Order should terminate. In the AD case, following a decision by the World Trade Organization ("WTO") Appellate Body invalidating an aspect of USDOC's antidumping methodology known as zeroing, the USDOC revisited its original determination and decided, in a determination released on April 19, 2005, to change the basis for its price comparisons, switching from the annual average price comparisons used in its original investigation to transaction-to-transaction comparisons, while still continuing to employ zeroing. This change increases the Company's margin of dumping determined in the original investigation from 12.44% to 13.22%. The Company and other Canadian parties to that proceeding have requested NAFTA Panel review of this new determination, and Canada has brought WTO proceedings to challenge the United States claim that the United States has now brought its AD methodology into compliance with its WTO obligations. However, these decisions have no present practical impact, because these deposit rates determined in the original investigation have been superseded by those determined in the CVD and AD First Reviews.

In the injury case, the NAFTA Extraordinary Challenge Committee held its hearing on June 2 and 3 of 2005 and a decision is expected by early fall of 2005.

DIVIDENDS AND SHARES OUTSTANDING

On April 27, 2005, the Company's Board of Directors declared a dividend of $0.025 per share paid on June 1, 2005 to shareholders of record as at May 9, 2005.

On July 26, 2005, the Company's Board of Directors declared a dividend of $0.025 per share payable on September 1, 2005 to shareholders of record as at August 8, 2005.

As at June 30, 2005, the number of shares outstanding has remained constant at 440 million compared to the end of the same period in 2004 while there were
13.9 million options outstanding at the end of June 2005 compared to 14.3 million at the end of June 2004.


FINANCIAL POSITION AND LIQUIDITY

Cash generated from continuing operating activities totalled $232 million for the second quarter ended June 30, 2005, compared to cash generated from continuing operations of $26 million in the corresponding period of 2004. The increase in cash flows generated from operating activities is mainly due to a reduction in working capital requirements mainly attributable to the increase in accounts payable as well as the reduction of accounts receivable and inventories.

Capital expenditures were $101 million for the six-month period ended June 30, 2005 compared to $134 million in the corresponding period last year. This reduction is mainly attributable to the high level of capital spent on the Alma machine in the first half of 2004, partly offset by the Company's $28 million portion spent by PanAsia on the Hebei project in the first half of 2005. The Hebei project commissioning was completed and the mill started up at the end of the second quarter, one month ahead of schedule. The start-up went very well and the machine is ramping up according to plan. The project cost is expected to be approximately 10% lower than the original budget.

Total long-term debt amounted to $5,085 million for a ratio of net debt to total capitalization of 0.64, as at June 30, 2005, compared to $4,934 million for a net debt to total capitalization ratio of 0.628 at December 31, 2004. The increase in the Company's long-term debt is attributable to the variation at the end of the second quarter, when compared to December 31, 2004, in the exchange rate between the Canadian dollar and the U.S. dollar, in which most of the Company's long-term debt is denominated and the increase in PanAsia's long-term debt mainly related to the Hebei project. The current portion of the long-term debt decreased from $594 million at the end of 2004 to $200 million as at June 30, 2005, mainly attributable to the early repayment of US$337 million of the 8.30% notes due on August 1, 2005. Also, as at June 30, 2005, cash and cash equivalents increased by $36 million, compared to December 31, 2004. Going forward, the Company remains committed to applying free cash flows to the reduction of long-term debt.

On March 9, 2005, Abitibi-Consolidated filed with the Autorite des marches financiers (the Quebec securities regulatory authority) and the U.S. Securities and Exchange Commission a Final Short Form Base Shelf Prospectus in connection with the issuance by its subsidiary, Abitibi-Consolidated Company of Canada, of up to US$800 million of debt securities unconditionally guaranteed as to payment by Abitibi-Consolidated Inc. The debt securities may be issued from time to time until April 2007 at such prices and contain such other terms as may be determined at the time of issue. On March 28, 2005, the Company issued US$450 million of Notes. The Notes were offered and sold in a public offering in the United States only. The Notes bear interest at the rate of 8.375% per annum, payable semi-annually in arrears, and will mature on April 1, 2015, unless redeemed or repurchased earlier. The net proceeds from the offering have been used to repay US$337 million of the US$401 million of 8.3% Notes due on August 1, 2005 and a portion of the revolving credit facilities in the first quarter of 2005 and on April 5, 2005, the Company repaid US$100 million of the US$300 million of 6.95% Notes due on December 15, 2006.

Regarding the covenants on the Company's revolving credit facility, the net funded debt to capitalization ratio amounted to 66.9% at the end of June 2005 and the interest coverage ratio was 2.2x for the twelve-month period ended June 30, 2005.

Table 7: Covenants

Debt to Equity Ratio:
  Net Funded Debt to Capitalization               70% or lower

Interest Coverage Ratio (on a trailing twelve-month basis):
      1.50x or more                               For the year of 2005
      1.75x or more                               Until June 30, 2006 (Maturity)

The Company has an ongoing program to sell accounts receivable, with minimal recourse. Under this program, the outstanding balance in Canadian dollars, as at June 30, 2005 was $428 million compared to $441 million as at December 31, 2004.


OTHER NOTEWORTHY EVENTS

On January 25, 2005, the Company announced an in-depth operations' review, whose goals are to achieve cost and productivity improvements and also includes other initiatives to be carried out over the next several quarters. In addition to the first quarter's decisions, the Company announced today:

    o The permanent closure of the paper mill located at Stephenville, Newfoundland effective in October of 2005 mainly due to high energy and fibre costs. The mill has an annual newsprint production capacity of approximately 194,000 tonnes.

    o The permanent closure of a paper machine and the indefinite idling of the remainder of the paper mill located at Kenora, Ontario effective in October of 2005. The permanent closure will remove approximately 90,000 tonnes of newsprint annual capacity while the indefinite idling will remove approximately 150,000 tonnes of newsprint annual capacity.

These permanent closure announcements will impact the Company's financial results in the third quarter for an amount of approximately $75 million in pre-tax asset write downs and approximately $35 million pre-tax for mill closure elements primarily for severance payments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended June 30, 2005, the Company did not make any significant changes in, nor take any significant corrective actions regarding, its internal controls, or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the second quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.


OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company's quarterly MD&A and related consolidated financial statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses, if any, identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.


FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.